"Exemption No. 82-1357"

Continental

Press Release

EU Gives Go-Ahead for Majority Holding in Matador

Continental can lay the groundwork for the expansion of its operations and production basis in Eastern Europe – Additional sales possibilities for Russia

Hanover, June 8, 2007. The EU Commission has given Continental AG, Hanover, the go-ahead for a majority holding in the Slovakian-based Matador Group's tire, conveyor belt and rubber machinery operations. This means that the acquisition can be carried out once the spin-off of the "Matador Rubber Group" has been completed. "This is an important step towards our goal of forging a stronger link to our extremely successful joint venture partner. At the same time it enables us to expand our production and operations base in Eastern Europe," declared Continental's Executive Board chairman, Manfred Wennemer, in Hanover on Friday.

Štefan Rosina, CEO of the Matador Group, expressed his satisfaction: "For us it opens up possibilities to develop further our automotive business in line with our strategy regarding new projects with automotive suppliers."

Since 1998 Continental and Matador have participated to 76 and 24 percent respectively in a joint venture in Puchov, Slovakia, for the production of truck tires. The Matador Rubber Group, with 4,770 employees, posted sales of approximately €450 million in 2006. By combining its own clout and experience with Matador, Continental intends to maximize its market position in Central and Eastern Europe and create supplementary sales possibilities in Russia, as well as in Ukraine and the Stan countries.

.../2

The Continental Corporation is a leading automotive supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2006 the corporation realized sales of EUR14.9 billion. At present it has a worldwide workforce of around 87,000.

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Strasse 9
30165 Hanover, Germany
Phone: +49 511 938-1278
Fax: +49 511 938-1055
Email: prkonzern@conti.de

Alexander Lührs
Head of Public Relations PLT Tires
Continental AG
Büttnerstrasse 25
30165 Hanover, Germany
Phone: +49 511 938-2615
Fax: +49 511 938-2455
Email: alexander.luehrs@conti.de

Corporate Image and Video Library: www.conti-online.com

END